FORM 4

[ ]     Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may
        continue.  See Instruction 1(b).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL
OMB Number: 3235-0287
Expires: April 30, 1997
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hours per response.....05

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1940

1.      Name and Address of Reporting Person:
        Last: Reefknot Limited  Street: c/o Insinger Group
        First:                          One Stockes Place, St. Stephens Green
        Middle:                 City: Dublin 2
                                State: Republic of Ireland Zip:

2.      Issuer Name and Ticker or Trading Symbol: Brilliant Digital
        Entertainment,  Inc.
        AMEX Trading Symbol "BDE"


3.      IRS or Social Security Number of Reporting Person (Voluntary):

4.      Statement for Month/Year: July 1997

5.      If Amendment, Date of Original (Month/Year):

6.      Relationship of Reporting Person to Issuer (Check all applicable):
        [ ]      Director
        [(1)]    10% Owner
        [ ]      Officer (give title below):
        [ ]      Other (specify below):
                 -------------------------------------------------

                                    TABLE I -- NON-DERIVATIVE
SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security    2. Trans-    3. Transaction    4. Securities Acquired(A)    5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)              action       Code              or Disposed of (D)           Securities      Form;           Indirect
                           Date         (Instr. 8)        (Instr. 3, 4 and 5)         Beneficially    Direct (D)      Beneficial
                           (Month/                                                    Owned at End    or Indirect     Ownership
                           Day/         Code    V         Amt.  (A) or  Price         of Month       (I)              (Instr. 4)
                           Year)                                (D)                   (Instr. 3
                                                                                       and 4)         (Instr. 4)

Common Stock               6/30/97      S              182,000   D      $4.625
Common Stock               7/31/97      S              140,000   D      $5.00
Common Stock                                                                          1,500,118(1)   D


                                      TABLE II -- DERIVATIVE SECURITIES
ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                                   (E.G., PUTS, CALLS,
WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-  7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable       Amt. of       of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-      Underly-      Deri-     ative      Form        direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration     ing Secur-    vative    Securi-    of Deri-    Benefi-
Security      Deriva-       Day/                 ties Ac-   Date (Month/ ities         Security  ties       vative      cial
  (Instr.3)   tive        Year)                  quired     Day/Year)    (Instr.3      (Instr.5) Benefi-    Security:   Owner-
              Security                           (A) or                   and 4)                  cially     Direct(D)   ship
                                                 Disposed                                         Owned      or Indi-    (Instr.
                                                 of (D)                                           at End     rect(I)     4)
                                                 (Instr.3                                         of Mth.    (Instr.4)
                                                 4, and 5)                                      (Instr.4)

                                    Code   V     (A)   (D)  Date  Expira-
Title  Amt or
                                                            Exer- tion

No. of
                                                            cis   Date

Shares
                                                            able



Explanation of Responses:

(1) Reefknot Limited is the record and beneficial owner of 1,500,118 shares of Common Stock of the Issuer pursuant to Rule 16a-1(a)(2) by virtue of its pecuniary interest in all such shares, but Reefknot Limited is not a beneficial owner of at least 10% of the Common Stock of the Issuer pursuant to Rule 16a-1(a)(1) because Insinger Group, and not Reefknot Limited, possesses all voting power and investment power over all such shares.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Michael Sampson                                          7 August 1997
------------------------------                               ---------------
**Signature of Reporting Person                              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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